SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32208; 812-14661

TrimTabs ETF Trust, et al.; Notice of Application

August 4, 2016

Agency:  Securities and Exchange Commission ("Commission").

Action:  Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act

and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from

sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from

sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.  The requested order would permit (a) actively-

managed series of certain open-end management investment companies ("Funds") to issue shares

redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in

Fund shares to occur at negotiated market prices rather than at net asset value ("NAV"); (c)

certain Funds to pay redemption proceeds, under certain circumstances, more than seven days

after the tender of shares for redemption; (d) certain affiliated persons of a Fund to deposit

securities into, and receive securities from, the Fund in connection with the purchase and

redemption of Creation Units; (e) certain registered management investment companies and unit

investment trusts outside of the same group of investment companies as the Funds ("Funds of

Funds") to acquire shares of the Funds; and (f) certain Funds ("Feeder Funds") to create and

redeem Creation Units in-kind in a master-feeder structure.

Applicants:  TrimTabs ETF Trust (the "Trust"), a Delaware statutory trust that is registered

under the Act as an open-end management investment company with multiple series, TrimTabs

Asset Management, LLC (the "Initial Adviser"), a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, and Foreside Fund

Services, LLC (the "Distributor"), a Delaware limited liability company and broker-dealer

registered under the Securities Exchange Act of 1934 ("Exchange Act").

Filing Dates:  The application was filed on June 8, 2016, and amended on July 1, 2016.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless

the Commission orders a hearing.  Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 29, 2016, and

should be accompanied by proof of service on applicants, in the form of an affidavit, or for

lawyers, a certificate of service.  Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested.  Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses:  Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090; Applicants:  The Trust and the Initial Adviser, 1345 Avenue of the Americas, Fl. 2,

New York, NY 10105; the Initial Distributor, 3 Canal Plaza, Suite 100, Portland, ME 04101.

For Further Information Contact:  Hae-Sung Lee, Attorney-Adviser, at (202) 551-7345, or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information:  The following is a summary of the application.  The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

<u>Summary of the Application</u>

1.      Applicants request an order that would allow Funds to operate as actively-managed exchange traded funds ("ETFs").[1]  Fund shares will be purchased and redeemed at their NAV in Creation Units only.  All orders to purchase Creation Units and all redemption requests will be placed by or through an "Authorized Participant", which will have signed a participant agreement with the Distributor.  Shares will be listed and traded individually on a national securities exchange, where share prices will be based on the current bid/offer market.  Certain Funds may operate as Feeder Funds in a master-feeder structure.  Any order granting the requested relief would be subject to the terms and conditions stated in the application.

2.      Each Fund will consist of a portfolio of securities and other assets and investment positions ("Portfolio Holdings").  Each Fund will disclose on its website the identities and quantities of the Portfolio Holdings that will form the basis for the Fund's calculation of NAV at the end of the day.

3.      Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis.  Except where the purchase or redemption will include cash under the limited circumstances specified in the application, purchasers will be required to purchase Creation Units by depositing specified instruments ("Deposit Instruments"), and shareholders redeeming their shares will receive specified instruments ("Redemption Instruments").  The Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund's portfolio (including cash positions) except as specified in the application.

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[1] Applicants request that the order apply to an initial series and any future series of the Trust offering exchange-traded Shares, as well as other existing or future open-end management companies or existing or future series thereof offering exchange-traded Shares (and their respective existing or future Master Funds, as defined below) that may utilize active management investment strategies (collectively, "Future Funds").  Any Future Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (each, an "Adviser"), and (b) comply with the terms and conditions of the application.

4. Because shares will not be individually redeemable, applicants request an exemption from section 5(a)(1) and section 2(a)(32) of the Act that would permit the Funds to register as open-end management investment companies and issue shares that are redeemable in Creation Units only.

5. Applicants also request an exemption from section 22(d) of the Act and rule 22c-1 under the Act as secondary market trading in shares will take place at negotiated prices, not at a current offering price described in a Fund's prospectus, and not at a price based on NAV. Applicants state that (a) secondary market trading in shares does not involve a Fund as a party and will not result in dilution of an investment in shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants represent that share market prices will be disciplined by arbitrage opportunities, which should prevent shares from trading at a material discount or premium from NAV.

6. With respect to Funds that hold non-U.S. Portfolio Holdings and that effect creations and redemptions of Creation Units in kind, applicants request relief from the requirement imposed by section 22(e) in order to allow such Funds to pay redemption proceeds within fifteen calendar days following the tender of Creation Units for redemption. Applicants assert that the requested relief would not be inconsistent with the spirit and intent of section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

7.        Applicants request an exemption to permit Funds of Funds to acquire Fund shares beyond the limits of section 12(d)(1)(A) of the Act; and the Funds, and any principal underwriter for the Funds, and/or any broker or dealer registered under the Exchange Act, to sell shares to Funds of Funds beyond the limits of section 12(d)(1)(B) of the Act.  The application's terms and conditions are designed to, among other things, help prevent any potential (i) undue influence over a Fund through control or voting power, or in connection with certain services, transactions, and underwritings, (ii) excessive layering of fees, and (iii) overly complex fund structures, which are the concerns underlying the limits in sections 12(d)(1)(A) and (B) of the Act.

8.        Applicants request an exemption from sections 17(a)(1) and 17(a)(2) of the Act to permit persons that are Affiliated Persons, or Second Tier Affiliates, of the Funds, solely by virtue of certain ownership interests, to effectuate purchases and redemptions in-kind.  The deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions of Creation Units will be the same for all purchases and redemptions and Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Holdings currently held by the Funds.  Applicants also seek relief from the prohibitions on affiliated transactions in section 17(a) to permit a Fund to sell its shares to and redeem its shares from a Fund of Funds, and to engage in the accompanying in-kind transactions with the Fund of Funds.[2]  The purchase of Creation Units by a Fund of Funds directly from a Fund will be accomplished in accordance with the policies of the Fund of Funds and will be based on the NAVs of the Funds.

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[2] The requested relief would apply to direct sales of shares in Creation Units by a Fund to a Fund of Funds and redemptions of those shares. Applicants, moreover, are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an Affiliated Person, or a Second-Tier Affiliate, of a Fund of Funds because an Adviser or an entity controlling, controlled by or under common control with an Adviser provides investment advisory services to that Fund of Funds.

9.    Applicants also request relief to permit a Feeder Fund to acquire shares of another

registered investment company managed by the Adviser having substantially the same investment

objectives as the Feeder Fund ("Master Fund") beyond the limitations in section 12(d)(1)(A) and

permit the Master Fund, and any principal underwriter for the Master Fund, to sell shares of the

Master Fund to the Feeder Fund beyond the limitations in section 12(d)(1)(B).

10.    Section 6(c) of the Act permits the Commission to exempt any persons or

transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act.  Section 12(d)(1)(J) of the Act provides that the

Commission may exempt any person, security, or transaction, or any class or classes of persons,

securities, or transactions, from any provision of section 12(d)(1) if the exemption is consistent

with the public interest and the protection of investors.  Section 17(b) of the Act authorizes the

Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it

finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve

overreaching on the part of any person concerned; (b) the proposed transaction is consistent with

the policies of each registered investment company involved; and (c) the proposed transaction is

consistent with the general purposes of the Act.

For the Commission, by the Division of Investment Management, under delegated

authority.


Robert W. Errett
Deputy Secretary